aKB

17004620

SEC
Mail Processing Section
FEB 23 2017
Washington DC
406

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 17742

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Wilshire Securities Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

1214 E Green Street Suite 304
(No. and Street)

Pasadena	California	91101
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott W Hood — 626 796-6622 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lichter, Yu and Associates, Inc.
(Name – *if individual, state last, first, middle name*)

21031 Ventura Blvd Suite 36	Woodland Hills	California	91364
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM

RMS

OATH OR AFFIRMATION

I, Scott W Hood ______________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Wilshire Securities , Inc ______________________________, as of December 31 ______________________________, 2016________, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President and CEO

Title

Notary Public

NANCY L. MCKENZIE
Commission # 2026614
Notary Public - California
Los Angeles County
My Comm. Expires May 31, 2017

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST WILSHIRE SECURITIES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

DECEMBER 31, 2016

CONTENTS

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

21031 VENTURA BLVD., SUITE 316
WOODLAND HILLS, CA 91364
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Wilshire Securities, Inc.

We have audited the accompanying statement of financial condition of First Wilshire Securities, Inc., as of December 31, 2016, and the related statements of income (loss), changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of First Wilshire Securities, Inc.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Wilshire Securities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, II and III has been subjected to audit procedures performed in conjunction with the audit of First Wilshire Securities, Inc.'s financial statements. The supplemental information is the responsibility of First Wilshire Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lichter, Yu + Associates

Woodland Hills, California
February 21, 2017

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Current Assets		
Cash and cash equivalents	$	191,294
Cash deposit with clearing organization		65,000
Receivable from brokers and dealers		23,923
Total Assets	$	280,217

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities		
Accounts payable and accrued expenses	$	57,011
Total Current Liabilities		57,011
Stockholder's Equity		
Common stock, 10,000 shares authorized and 5,000 shares issued and outstanding, $3 par value		15,000
Additional paid in capital		370,961
Accumulated deficit		(162,755)
Total Stockholder's Equity		223,206
Total Liabilities and Stockholder's Equity	$	280,217

The accompanying notes are an integral part of these financial statements

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF INCOME (LOSS)
FOR THE YEAR ENDED DECEMBER 31, 2016

Revenue	
Commissions and fees	$ 359,556
Total Revenue	359,556
Expense	
Salaries, payroll taxes and benefits	54,838
Operating expenses	303,470
Professional services	11,000
Clearing charges	63,257
Other expenses	10,618
Total Expense	443,183
Loss from Operations	(83,628)
Total Other Income	
Dividend and interest income	302
Total Other Income	302
LOSS BEFORE PROVISION FOR INCOME TAXES	(83,326)
Income tax provision	-
NET LOSS	$ (83,326)

The accompanying notes are an integral part of these financial statements

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (83,326)
Adjustments to reconcile net loss to net cash used in operating activities:	
Decrease in receivable from Brokers and Dealers	3,617
Decrease in other receivable	5,333
Increase in accounts payable and accrued expenses	22,444
Total Adjustments	31,394
Net cash used in operating activities	(51,932)
Net decrease in cash	(51,932)
Cash at beginning of year	243,226
Cash at end of year	$ 191,294
Supplemental cash flow disclosures:	
Income tax payments	$ -

The accompanying notes are an integral part of these financial statements

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$	(83,326)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in receivable from Brokers and Dealers		3,617
Decrease in other receivable		5,333
Increase in accounts payable and accrued expenses		22,444
Total Adjustments		31,394
Net cash used in operating activities		(51,932)
Net decrease in cash		(51,932)
Cash at beginning of year		243,226
Cash at end of year	$	191,294
Supplemental cash flow disclosures:		
Income tax payments	$	-

The accompanying notes are an integral part of these financial statements

FIRST WILSHIRE SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Common Stock	
Balance at beginning of year	$ 15,000
Sale of common stock	-
Balance at end of year	15,000
Additional paid in capital	
Balance at beginning of year	370,961
Contibution to paid in capital	-
Balance at end of year	370,961
Accumulated deficit	
Balance at beginning of year	(79,429)
Net loss for year	(83,326)
Balance at end of year	(162,755)
Total Equity	$ 223,206

The accompanying notes are an integral part of these financial statements

Note A - Nature of Activities

The Company, an introducing broker dealer, was incorporated in California to operate as a registered broker dealer as a member of the Financial Industry Regulatory Authority (FINRA) on May 24, 2012. The Company engages primarily in the business of transacting in corporate equity securities for its clients but it is permitted to perform other securities related activities. The Company, with the consent of its shareholder, has elected to be treated as an S Corporation as of October 1, 2014.

Note B – Significant Accounting Policies

Basis of Presentation
The Company recognizes income and expense on the accrual basis for financial and income tax reporting purposes.

Commissions and related clearing expenses are recorded on a settlement date basis.

Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates, and those might be material.

Fair Value of Financial Instruments
For certain of the Company's financial instruments, including cash and equivalents, restricted cash, accounts receivable, accounts payable, accrued liabilities and short-term debt, the carrying amounts approximate their fair values due to their short maturities. ASC Topic 820, "Fair Value Measurements and Disclosures," requires disclosure of the fair value of financial instruments held by the Company. ASC Topic 825, "Financial Instruments," defines fair value, and establishes a three-level valuation hierarchy for disclosures of fair value measurement that enhances disclosure requirements for fair value measures. The carrying amounts reported in the consolidated balance sheets for receivables and current liabilities each qualify as financial instruments and are a reasonable estimate of their fair values because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels of valuation hierarchy are defined as follows:

Level 1 inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets.

Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

Level 3 inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The Company analyzes all financial instruments with features of both liabilities and equity under ASC 480, "Distinguishing Liabilities from Equity," and ASC 815.

The level in the fair value hierarchy within which a fair value measurement in its entirely falls is based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents assets that are measured at fair value on a recurring basis at December 31, 2016:

December 31, 2016	Total	Level 1	Level 2	Level 3
Assets:				
Cash deposit with clearing organization	65,000	65,000	-	-
Total	$ 65,000	$ 65,000	$ -	$ -

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Center evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. There were no transfers between Level 1, Level 2, or Level 3 for the fiscal year ended December 31, 2016.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk are cash, accounts receivable and other receivables arising from its normal business activities. The Company places its cash in what it believes to be credit-worthy financial institutions. However, cash balances have exceeded the FDIC insured levels at various times during the year and at year-end. The Company controls credit risk related to accounts receivable through credit approvals, credit limits and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

Income Taxes
The Company utilizes the liability method of accounting for income tax. Under the liability method, deferred income tax assets and liabilities are provided based on the difference between the financial statements and tax basis of assets and liabilities measured by the current enacted tax rates in effect for the years in which these differences are expected to reverse.

The Company has adopted accounting standards for the accounting for uncertain income taxes. These standards provide guidance for the accounting and disclosure about uncertain tax positions taken. Management believes that all of the positions taken in its federal and states income tax returns are more likely than not to be sustained upon examination.

Customer Transactions
The Company does not hold inventory or funds for customers.

Note C - Cash

The Company maintains its cash balances at banks and a brokerage house located in Pasadena, and Los Angeles, California. The bank balances are insured by the Federal Deposit Insurance Corporation and the brokerage account by the Securities Investor Protection Corporation up to $250,000 and $10,000,000, respectively. As of December 31, 2016, there were no uninsured cash balances.

Note D - Net Capital

Pursuant to the net capital provisions of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At Decemeber 31, 2016, the Company had net capital requirements of $50,000 and net capital of approximately $221,906.

Note E – Customer Protection Rule Exemption

The Company relied on Section K(2)(ii) of the Securities and Exchange Commission Rule 15c3-3 to exempt them from the provisions of the rule.

Note F – Related Party Transactions

The Company is a wholly owned subsidiary of First Wilshire Securities Management, Inc. As of December 31, 2016, the Company paid $238,859 in operating expenses for shared operating costs to First Wilshire Securities Management, Inc.

The Company is a wholly-owned subsidiary of First Wilshire Securities Management, Inc. (FWSM). The individual owning 100 percent of FWSM is also the controlling owner and only executive officer and manager of the general partner of two affiliated funds. The general partner of the funds has retained FWSM to manage the investment portfolio of said funds. The Company may receive payment from an affiliated entity based on the prior fund sales activity of its representatives or finders.

Note G - Income Tax Provision

The Company, with the consent of its shareholder, has elected to be treated as an S Corporation under the applicable provisions of the Internal Revenue Code. Accordingly, items of income, loss, credits and deductions are not taxed within the Corporation but are reported on the income tax return of the shareholder for federal tax purposes. At December 31, 2016, the Company made no state income tax provision due to the financial loss for the year. The Company's tax returns are filed on a consolidated basis with those of its parent, First Wilshire Securities Management, Inc.

Note H – Subsequent Events

The Company has evaluated subsequent events through February 21, 2017 the date on which the financial statements were available to be issued. The Company is not aware of any subsequent events that require recognition or disclosure in the financial statements.

SUPPLEMENTAL SCHEDULES

FIRST WILSHIRE SECURITIES, INC.
COMPUTATION OF NET CAPITAL
UNDER SEC RULE 15c3-1

SCHEDULE I

EQUITY - FISCAL YEAR END	$ 223,206
Less Non Allowable Assets	
Other receivable	-
Total Non Allowable Assets	-
Less Haircuts	1,300
NET CAPITAL	$ 221,906
Total Liabilities	57,011
Aggregated Indebtedness	57,011
Net Capital Required	50,000
Minimum Net Capital Required (6 2/3% of Aggregated Indebtedness)	3,803
Minimum Dollar Requirement	50,000
Net Capital Requirement (greater of the two)	50,000
Excess Net Capital	$ 171,906

RECONCILIATION OF NET CAPITAL COMPUTATION WITH FOCUS II

NET CAPITAL PER FOCUS II REPORT	$ 248,655
Decrease in income due to audit adjustments	(26,749)
NET CAPITAL	$ 221,906

RECONCILIATION OF AUDIT ADJUSTMENTS:

Increase in accrued expenses	$ (26,749)
Decrease in income due to audit adjustments	$ (26,749)

FIRST WILSHIRE SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER SEC RULE 15C3-3 (Exemption)

DECEMBER 31, 2016

Schedule II

First Wilshire Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

FIRST WILSHIRE SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION AND CONTROL
REQUIREMENTS UNDER SEC RULE 15C3-3 (Exemption)

DECEMBER 31, 2016

Schedule III

First Wilshire Securities, Inc. relies on Section K(2)(ii) of the Securities and Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

Report of Independent Registered Public Accounting Firm

Exemption Report

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

21031 VENTURA BLVD., SUITE 316
WOODLAND HILLS, CA 91364
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of First Wilshire Securities, Inc.

We have reviewed management's statements, included in the accompanying Management Statement of Exemption, in which (1) First Wilshire Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Wilshire Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions") and (2) First Wilshire Securities, Inc. stated that First Wilshire Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. First Wilshire Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about First Wilshire Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Lichter, Yu + Associates

Woodland Hills, California
February 21, 2017

FIRST WILSHIRE SECURITIES, INC.
MANAGEMENT'S STATEMENT ON EXEMPTION
DECEMBER 31, 2016

First Wilshire Securities, Inc. as of December 31, 2016 makes the following statements:

- First Wilshire Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which First Wilshire Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3:(k)(2)(ii) (the "exemption provisions").
- First Wilshire Securities, Inc. stated that First Wilshire Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception.
- First Wilshire Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements
- No exceptions were noted during the year ended December 31, 2016.

Report of Independent Registered Public Accounting Firm

SIPC Reconciliation

LICHTER, YU AND ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

21031 VENTURA BLVD., SUITE 316
WOODLAND HILLS, CA 91364
TEL (818)789-0265 FAX (818) 789-3949

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

Board of Directors of First Wilshire Securities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by First Wilshire Securities, Inc., and SIPC, the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, Inc., solely to assist you and the other specified parties in evaluating First Wilshire Securities, Inc.'s compliance with the applicable instructions of Form SIPC-7. First Wilshire Securities, Inc.'s management is responsible for First Wilshire Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and check to be issued in the amount of $411.68, noting no differences;

2) Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, see attached "Reconciliation of Adjustments on Form SPIC-7T", noting no differences;

4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, see "Reconciliation of Calculations on Form SIPC-7T", noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences (if applicable). There was no overpayment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lichter, Yu + Associates

Woodland Hills, California
February 21, 2017

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF FORM X-17A-5 TO FORM SIPC-7T

Revenue audited:		
Commissions and fees	$	359,556
Dividend income		302
Total revenue audited for the year ended December 31, 2016		359,858
Total revenue reported on Form SIPC-7T		359,858
(Over) Under reported	$	-

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF ADJUSTMENTS ON FORM SIPC-7T

Adjustments reported on Form SIPC-7T	
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions	$ 63,257
Total adjustments reported on Form SIPC-7T	63,257
General Ledger Comparison:	
Commissions, floor brokerage & clearance paid to other SIPC members in connection with securities transactions	63,257
(Over) Under reported	$ -

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF CALCULATIONS ON FORM SIPC-7T

Total revenue reported on Form SIPC-7T	$	359,858
Total adjustments reported on Form SIPC-7T		(63,257)
SIPC net operating revenues	$	296,601
General assessment @ .0025	$	742
Amount reported on Form SIPC-7T	$	742
(Over) Under reported	$	-

FIRST WILSHIRE SECURITIES, INC.
RECONCILIATION OF CALCULATIONS ON FORM SIPC-7T

Total revenue reported on Form SIPC-7T	$	359,858
Total adjustments reported on Form SIPC-7T		(63,257)
SIPC net operating revenues	$	296,601
General assessment @ .0025	$	742
Amount reported on Form SIPC-7T	$	742
(Over) Under reported	$	-